Our #1 available artist for record price growth Inbox ×

MASTERWORKS

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Hello Sam,

We noticed you don't have any exposure to Avery Singer's market. She's an impressive young artist who actually has the highest record price growth available on the platform at a staggering 123.2% ('17-'23)!

Here's how she got such a high number and why you may want to consider our new Singer offering:

1. Singer's **top ten price records at auction have all been set since May 2021**, showing just how much her market has overall accelerated in recent years despite ebbs and flows in between.
2. Her top auction record jumped from just **$29K in 2017 to $5.3M in May of 2022**.
3. Our offering is **similar to that $5.3M sale, and available for just $2.1M**.
4. Selected similar works have **appreciated by 30% per year from 2018 to 2024**.*

Interested in getting in on this high historical growth artist? Invest here and view the offering circular below.

93% PROGRESS

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

Record Price Appreciation reflects the frequency at which a new record hammer price at auction is achieved by the artist which can be indicative of the artist's market momentum and growth rate. The applicable time period for which we calculate Record Price Appreciation is from the earliest date that an artwork by the artist was sold at public auction until the most recent date for which a record price exists prior to the qualification of an applicable offering that the Masterworks public sale database has been updated.

*Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data.

Progress bar reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.